SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34533; File No. 812-15237

Goldman Sachs BDC, Inc., et al;

March 15, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, Goldman Sachs Private Middle Market Credit II LLC, Goldman Sachs Middle Market Lending Corp. II, BDC Blocker I, LLC, GSBD Blocker II, LLC, GSBD Blocker III LLC, GSBD Blocker IV LLC, GSBD Wine I, LLC, GSBD Blocker V, LLC, MMLC Blocker I, LLC, MMLC Blocker II, LLC, MMLC Blocker III, LLC, MMLC Wine I, LLC, Goldman Sachs Private Middle Market Credit SPV LLC, PMMC Blocker I, LLC, PMMC Blocker II, LLC, PMMC Wine I, LLC, Goldman Sachs Private Middle Market Credit II SPV LLC, PMMC II Blocker III LLC, PMMC II Blocker IV LLC, PMMC II Blocker V LLC, PMMC II Blocker VI, LLC, MMLC II Blocker I, LLC, Goldman Sachs Asset Management, L.P., Senior Credit Fund (UCR) LLC, Senior Credit (UWF) LLC, Insurance Private Credit I LLC, Insurance Private Credit II LLC, Senior Credit

Fund (Series G) LP, Senior Credit Fund (Series G) Foreign Income Blocker LLC, Broad Street Loan Partners IV Offshore – Unlevered B, SLP, Broad Street Senior Credit Partners II, L.P., West Street Senior Credit Partners III, L.P., West Street Generali Partners, SLP, West Street PKA Partners, SLP, West Street EP, L.P., West Street GCPD Partners, L.P., West Street Mezzanine Partners VIII, L.P., West Street Mezzanine Partners VIII Offshore, L.P., West Street Mezzanine Partners VIII Offshore Feeder, L.L.C., West Street Mezzanine Partners VIII Unlevered, SLP, West Street Mezzanine Partners VIII Treaty, SLP, West Street Mezzanine Partners VIII Europe, SLP, Broad Street Credit Holdings LLC, Goldman Sachs Specialty Lending Group, L.P., Goldman Sachs Bank USA, Broad Street Principal Investments, L.L.C., Special Situations Investing Group II, LLC.

Filing Dates: The application was filed on June 14, 2021, and amended on March 2, 2022 and March 15, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on April 8, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: David Plutzer, David.Plutzer@gs.com; Margery Neale, MNeale@willkie.com.

FOR FURTHER INFORMATION CONTACT: Asen Parachkevov, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated March 15, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary